Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

May 18, 2015

VIA EDGAR AND COURIER

Era Anagnosti, Esq.

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Western Alliance Bancorporation

Registration Statement on Form S-4

Filed April 21, 2015

File No. 333-203553

Dear Ms. Anagnosti:

On behalf of Western Alliance Bancorporation (“WAL” or the “Company”), this letter responds to the Staff’s comment letter dated May 13, 2015 (the “Comment Letter”), with respect to the above-referenced filing. For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter. The Company filed Amendment No. 1 to the registration statement on May 18, 2015 and all page references in the Company’s responses below regarding revised disclosure refer to such filing.

Questions and Answers about the Merger

What will Bridge Capital shareholders receive in the merger?, page 2

1.	Briefly clarify here and in the Summary on pages 9-10 the nature and impact of the potential adjustment on the type and value of the consideration shareholders will receive. In this regard, we note the provisions of Section 1.9(b) of the merger agreement.

Response

The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on page 2 as follows to address the comment:

To facilitate the merger’s compliance with the “continuity of interest” requirement for tax-free reorganizations under the Internal Revenue Code of 1986, as amended, or the Code, the form of merger consideration is subject to potential adjustment to ensure that the merger qualifies as such a reorganization. Such adjustment, if required, would result in a decrease in the cash component of the merger consideration and an increase in the stock component of the merger consideration

Securities and Exchange Commission	- 2 -	May 18, 2015

delivered to those Bridge Capital shareholders that have not exercised appraisal rights. For more information regarding the potential adjustments that may result to the merger consideration for U.S. federal income tax purposes, see the factors discussed in “Risk Factors” beginning on page 22 and “The Merger Agreement—Potential Adjustment to the Merger Consideration” beginning on page 79.

The Company has also revised the disclosure in the Summary beginning on page 9 as follows to address the comment:

Merger Consideration (page 45)

The merger agreement provides that Bridge Capital shareholders will have the right, with respect to each of their shares of Bridge Capital common stock, to receive, without interest, (x) 0.8145 shares of Western Alliance common stock, which we refer to as the exchange ratio, and (y) $2.39 in cash, subject to possible adjustment, if necessary, to preserve the desired characterization of the transaction as a tax-free reorganization. Such adjustment, if required, would result in a decrease in the cash component of the merger consideration and an increase in the stock component of the merger consideration delivered to those Bridge Capital shareholders that have not exercised appraisal rights.

The Company has also revised the disclosure in the risk factor beginning on page 26 as follows to address the comment:

The number of shares of Western Alliance common stock and the cash amount payable as consideration to Bridge Capital shareholders are subject to adjustment and may not be finally determined until after Bridge Capital shareholders have voted on the merger.

To facilitate the merger’s compliance with the “continuity of interest” requirement for tax-free reorganizations under the Code, the form of the merger consideration is subject to potential adjustment to ensure that the merger will qualify as a reorganization under Section 368(a) of the Code. Such adjustment, if required, would result in a decrease in the cash component of the merger consideration and an increase in the stock component of the merger consideration delivered to those Bridge Capital shareholders that have not exercised appraisal rights. As a result, the amount of stock consideration and cash consideration to be received by Bridge Capital shareholders in the merger for each share of Bridge Capital common stock held by them may not be finally determined until after Bridge Capital shareholders have voted on the merger.

The Company has also revised the disclosure on page 82 as follows to address the comment:

Potential Adjustment to the Merger Consideration

If either of the parties’ legal counsel cannot render an opinion that the merger qualifies as a reorganization under Section 368(a) of the Code (as reasonably determined, in each case, by the counsel charged with giving such opinion) as a result of the merger potentially failing to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, then Western Alliance shall reduce the cash consideration (and increase the stock consideration accordingly) to the minimum extent necessary to enable the relevant tax opinions to be rendered. Such adjustment, if required, would result in a decrease in the cash component of the merger consideration and an increase in the stock component of the merger consideration delivered to those Bridge Capital shareholders that have not exercised appraisal rights.

Securities and Exchange Commission	- 3 -	May 18, 2015

The Merger

Opinion of Financial Advisor to Bridge Capital, page 54

2.	We note that Western Alliance provided financial projections to Bridge Capital’s financial advisor. Please revise the registration statement to disclose those projections.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure beginning on page 64 to address the comment.

Sandler O’Neill’s Relationship, Page 63

3.	Please revise to disclose the actual transaction fee payable to Sandler O’Neill for delivery of its fairness opinion, and the portion of the fee that is subject to the closing of the merger.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure beginning on page 63 to address the comment.

Part II

Exhibit 8.2 – Opinion of Pillsbury Winthrop Shaw Pittman LLP as to tax matters

4.	The limitation as to person in the last paragraph of the opinion is inappropriate. Please have counsel revise its opinion accordingly. Please refer to Section III.D. Staff Legal Bulletin No.19 (CF) dated October 14, 2011.

Response

The Company respectfully acknowledges the Staff’s comment and Pillsbury Winthrop Shaw Pittman LLP has revised its opinion to address the comment. A copy of the revised opinion is filed as Exhibit 8.2 to Amendment No. 1 to the registration statement.

*            *             *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	- 4 -	May 18, 2015

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact me at (202) 637-5524. We thank you in advance for your attention to the above.

Sincerely,

/s/ Gregory F. Parisi

Gregory F. Parisi

cc: Randall S. Theisen, Western Alliance Bancorporation